```
Source      MARKET NEWS
Date  05/22/2006
Time  03:30:16 AM
Company     Derek Oil & Gas Corporation
Title Short
Positions on 2006/05/15      25,000      -3

  DMIS Processed No  CDNX Symbol: DRK
Exchange: VSE  Symbol: DRK
Exchange:   Symbol:
Exchange:   Symbol:
```

Press Release

DEREK OIL & GAS CORP ("DRK-V;DRKOF-L")
- Short Positions on 2006/05/15   25,000   -34,000

//st

Net Date	Total Change	Last Shorted	Total Price	Price Volume	Range
2006/05/15	-34,000	25,000	-	939,814	0.34 - 0.38
2006/04/30	39,000	59,000	0.40*	986,902	0.39 - 0.42
2006/04/15	-4,400	20,000	-	896,047	0.41 - 0.45
2006/03/31	24,400	24,400	0.42	1,469,482	0.42 - 0.48
2006/03/15	-42,500	0	0.47	811,903	0.46 - 0.50
2006/02/28	4,000	42,500	0.50	699,166	0.43 - 0.50
2006/02/15	-13,000	38,500	0.43	1,170,165	0.43 - 0.55
2006/01/31	51,500	51,500	0.46	1,068,421	0.45 - 0.50

* - Indicates that the closing price used is the last non-zero
closing price and is not the closing price on the report date.

_____

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